Exhibit 2.2

Dated	7 June 2018

  Pareteum Corporation

  - and -

  Artilium Plc

Co-operation Agreement

Matter ref: 751337/000001 C1JXH/6000290
Hogan Lovells International LLP Atlantic House, Holborn Viaduct, London EC1A 2FG

Schedules

1. Announcement	16
2. Proposals relating to the Artilium Share Schemes, the Artilium Employee Benefit Trust and the IDM Share Rights	17

This Agreement is made on 7 June 2018

Between:

(1)	Pareteum Corporation, a company duly incorporated under the laws of Delaware, United States of America having its principal executive offices at 1185 Avenue of the Americas, 37th Floor, New York, NY 10036, United States of America ("Pareteum"); and

(2)	Artilium Plc, a company incorporated in England and Wales with registered number 03904535 and whose registered office is at 9-13 St Andrew Street, London EC4A 3AF ("Artilium").

Recitals:

(A)	Pareteum wishes to acquire the entire issued and to be issued share capital of Artilium not already owned by Pareteum (the "Acquisition") on the terms and subject to the conditions set out in the Announcement.

(B)	The Parties intend the Acquisition to be implemented by means of the Scheme provided that Pareteum reserves the right, as set out in the Announcement, to elect to implement the Acquisition by means of a Takeover Offer.

(C)	The Parties have agreed to enter into this Agreement to set out certain mutual commitments to regulate the basis on which they are willing to implement the Acquisition.

It is agreed that:

1.	Definitions and interpretation

1.1	In this Agreement, unless the context otherwise requires:

"Acquisition" shall have the meaning given in Recital (A);

"Artilium Board Recommendation" means the unanimous recommendation of the Artilium Recommending Directors to the Artilium Shareholders to vote or procure votes in favour of the Scheme at the Court Meeting and the Resolutions to be proposed at the General Meeting;

"Artilium Directors" means the directors of Artilium from time to time;

"Artilium Employee Benefit Trust" means the Artilium Employee Benefit Trust in respect of which Artilium Trustee Company Limited is the trustee;

"Artilium Group" means Artilium and its subsidiaries and subsidiary undertakings from time to time;

"Artilium Recommending Directors" means the Artilium Directors excluding Bart Weijermars;

"Artilium Share Schemes" means the performance linked share awards granted to Grootzande Management BV on 1 July 2017 and to Rupert Hutton on 1 July 2017;

"Artilium Shares" means the ordinary shares of £0.05 each in the capital of Artilium;

"Artilium Shareholders" means the holders of Artilium Shares, excluding Pareteum;

"Announcement" means the press announcement in the agreed form set out in Schedule 1;

"Business Day" means a day (not being a Saturday) on which banks are open for general banking business in the City of London and New York;

"Change of Control Bonus" means the conditional bonus granted to Rupert Hutton to be paid £25,000 on a change of control of Artilium;

"Clearance(s)" means all consents, clearances, permissions, waivers and/or filings that are necessary or desirable to be obtained in connection with the Acquisition or are required or necessary or desirable in order to satisfy the Conditions and all waiting periods that may need to have expired, from or under the laws, regulations or practices applied by any relevant Regulatory Authority in connection with the Acquisition or its implementation, and any reference to Clearances having been "satisfied" shall be construed as meaning that the foregoing have been obtained or, where appropriate, made or expired;

"Code" means the City Code on Takeovers and Mergers as from time to time amended and interpreted by the Panel;

"Companies Act" means the UK Companies Act 2006;

"Conditions" means:

(a)	for so long as the Acquisition is being implemented by means of the Scheme, the terms and conditions to the implementation of the Scheme as set out in Appendix 1 to the Announcement, as may be amended in writing by the Parties and the Panel, and any other conditions which are agreed in writing by the Parties and the Panel; and

(b)	for so long as the Acquisition is being implemented by means of a Takeover Offer, the terms and conditions referred to in (a) above as amended in writing by the Parties and the Panel in the Offer Document;

"Confidentiality Agreement" means the confidentiality agreement entered into by Pareteum and Artilium on 31 January 2018;

"Court" means the High Court of Justice in England and Wales;

"Court Hearing" means the hearing by the Court to sanction the Scheme and, if such hearing is adjourned, references to the commencement of any such hearing shall mean the commencement of the final adjournment thereof;

"Court Meeting" shall have the meaning given to it in the Announcement;

"Effective Date" means the date upon which either:

(a)	the Scheme becomes effective in accordance with its terms; or

(b)	if Pareteum elects to implement the Acquisition by means of a Takeover Offer in accordance with clause 4.2, the Takeover Offer becoming or being declared unconditional in all respects in accordance with its terms;

"General Meeting" means the general meeting (or any adjournment, postponement or reconvention thereof) of Artilium to be convened in connection with the Acquisition;

"Grootzande Management BV" is the company through which Bart Weijermars provides services to Artilium;

"IDM Share Rights" means the right for Andreas Felke or Leverage GmbH, under the share purchase agreement with Artilium dated 15 January 2018 relating to the acquisition of Interactive Digital Media GmbH by Artilium, to request €1,500,000 of the remaining consideration for the transaction in various forms, including:

(a)	share options over a total of 11,110,138 Artilium Shares exercisable at nil-cost;

(b)	share options over a total of 19,045,998 Artilium Shares exercisable at a cost of £0.05 per share; or

(c)	an issue of a total of 11,110,138 Artilium Shares;

"Law" means any applicable statute, common law, rule, regulation, ordinance, code, order, judgement, injunction, writ, decree, directive, governmental guidelines or interpretations having force of law or bylaws, in each case issued, administered or enforced by any Regulatory Authority;

"Long Stop Date" means 31 January 2019 (or such later date as may be agreed by Pareteum and Artilium with the consent of the Panel and, if required, the Court);

"New Pareteum Shares" shall have the meaning given to it in the Announcement;

"Offer Document" means the offer document published by or on behalf of Pareteum in connection with any Offer to be sent to, among others, Artilium Shareholders, including any revised offer document, which will contain, among other things, the terms and conditions of the Offer;

"Panel" means the Panel on Takeovers and Mergers;

"Pareteum Directors" means the directors of Pareteum from time to time;

"Pareteum Group" means Pareteum and its subsidiaries and subsidiary undertakings from time to time;

"Pareteum Shares" shall have the meaning given to it in the Announcement;

"Pareteum Stockholder Meeting" shall have the meaning given to it in the Announcement;

"Pareteum Stockholder Resolution" shall have the meaning given to it in the Announcement;

"Pareteum Stockholders" shall have the meaning given to it in the Announcement;

"Proxy Statement" shall have the meaning given to it in the Announcement;

"Regulatory Approvals" means:

(a)	so long as the Acquisition is being implemented by means of a Scheme, the conditions and approvals described in Condition 2(c) of Appendix 1 to the Announcement and any other regulatory and/or anti-trust conditions and approvals that are required in connection with the Acquisition; and

(b)	for so long as the Acquisition is being implemented by means of a Takeover Offer, the conditions and approvals referred to in (a) above as amended in writing by the Parties and the Panel in the Offer Document;

"Regulatory Authority" means any court or competition, antitrust, national, supranational or supervisory body or other government, governmental, trade or regulatory agency or body, in each case in any jurisdiction, including the US Securities and Exchange Commission, NYSE American LLC, the European Commission, and the US Federal Trade Commission or the Antitrust Division of the US Department of Justice, as the case may be under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

"Resolutions" means the resolutions to be proposed by Artilium at the General Meeting in connection with, amongst other things, the approval of the Scheme, the amendment of Artilium's articles of association and such other matters as may be necessary to implement the Scheme;

"Right to Switch" shall have the meaning given to it in Clause 4.2;

"Scheme" means the scheme of arrangement proposed to be made under Part 26 of the Companies Act between Artilium and the Artilium Shareholders to implement the Acquisition, with or subject to any modification, addition or condition approved or imposed by the Court;

"Scheme Approval Condition" means the conditions and approvals to the implementation of the Scheme as set out in condition 1 of Appendix 1 of the Announcement;

"Scheme Document" shall have the meaning given to it in the Announcement; and

"Takeover Offer" means in the event that Pareteum exercises its Right to Switch, as set out in the Announcement, to elect to implement the Acquisition by means of a takeover offer within the meaning of section 974 of the UK Companies Act 2006, such offer, including any subsequent revision, variation, extension or renewal and includes any election available in connection with it.

1.2	The following shall apply to this Agreement (but not to the Announcement):

(a)	terms and expressions used but not expressly defined in this Agreement shall, unless the context otherwise requires, have the meanings given in the Announcement;

(b)	terms and expressions defined in the UK Companies Act 2006 and not expressly defined in this Agreement, including the expressions "subsidiary" and "subsidiary undertaking", shall, unless the context otherwise requires, have the meanings given in the UK Companies Act 2006;

(c)	when used in this Agreement, the expressions "acting in concert" and "offer" shall have the meanings given in the Code;

(d)	any reference to this Agreement includes the Schedules to it, each of which forms part of this Agreement for all purposes;

(e)	a reference to an enactment or statutory provision shall be construed as a reference to any subordinate legislation made under the relevant enactment or statutory provision and shall be construed as a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced (except to the extent that any statute, statutory provision or subordinated legislation made or enacted after the date of this Agreement would create or increase a liability of the relevant Party under this Agreement);

(f)	words in the singular shall include the plural and vice versa;

(g)	references to one gender include other genders;

(h)	references to a "party" or "Party" means a party to this Agreement and includes its successors in title, personal representatives and permitted assigns;

(i)	references to a "company" or "person" shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(j)	a reference to a Recital, Clause, Schedule (other than to a schedule to a statutory provision) shall be a reference to a Recital, Clause, Schedule (as the case may be) of or to this Agreement;

(k)	a reference to "includes" or "including" shall mean "includes without limitation" or "including without limitation";

(l)	references to documents "in the agreed form" or any similar expression shall be to documents agreed between the Parties, annexed to this Agreement and initialled for identification by or on behalf of Pareteum and Artilium;

(m)	the headings in this Agreement are for convenience only and shall not affect its interpretation;

(n)	a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied, novated or supplemented at any time; and

(o)	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms.

2.	Publication of the Announcement

The obligations of the Parties under this Agreement, other than this Clause 2 and Clauses 1, 7, 8, 9 and 10, shall be conditional on the release of the Announcement via a Regulatory Information Service at or before 8.00 am on 7 June 2018 or such later time and date as the Parties may agree (and, where required by the Code, the Panel may approve). This Clause 2 and Clauses 1, 7, 8, 9 and 10, shall take effect on and from execution of this Agreement.

3.	Undertakings to satisfy the Conditions

3.1	The Parties shall use reasonable endeavours regarding the Regulatory Approvals as soon as reasonably practicable and in any event to enable the Acquisition to complete before the Long Stop Date and in particular the Parties shall make (or procure the making of) as promptly as reasonably practicable, such submissions, notifications and/or filings with all appropriate Regulatory Authorities, in consultation with the other Party, as considered necessary or appropriate by the Parties in connection with any Clearances (and to the extent such steps have not already been taken prior to the date hereof).

3.2	Artilium undertakes to work co-operatively and reasonably with Pareteum and its advisers, and Pareteum undertakes to work co-operatively and reasonably with Artilium and its advisers, regarding the Regulatory Approvals and to assist Pareteum and its advisers or Artilium and its advisers (as the case may be) in communicating with any Regulatory Authority for the purposes of obtaining all Clearances and to promptly provide such information and assistance to Pareteum or its advisers as Pareteum or its advisers, or Artilium or its advisers as Artilium or its advisers (as the case may be), may reasonably require for the purposes of obtaining any Clearance and making a submission, filing or notification to any relevant Regulatory Authority (including for the purposes of responding to requests for additional information) as soon as practicable.

3.3	Pareteum and Artilium shall:

(a)	respond as promptly as reasonably practicable (and in any event, use reasonable endeavours to respond in accordance with any relevant time limit) to any request for information or documentation from any Regulatory Authority, including attending any meetings or calls with the relevant Regulatory Authority as may be necessary;

(b)	as promptly as reasonably practicable notify the other Party (or advisers nominated by the other Party) of any material communications, or communications that are reasonably likely to be material received, from any Regulatory Authority including in respect of progress towards satisfaction of the Conditions and, unless expressly not permitted by the Regulatory Authority concerned, provide the other Party or its nominated advisers with copies thereof (and in the case of non-written communications, summaries of material non-written communications) (in each case unless such communication has been independently or simultaneously supplied to the other Party or the other Party's advisers);

(c)	give the other Party or advisers nominated by the other Party reasonable notice of and the opportunity for that other Party or its external legal advisers to attend all meetings and participate in all material telephone calls with any Regulatory Authority, and make oral submissions at such meetings/telephone calls, unless expressly not permitted by the Regulatory Authority concerned;

(d)	where reasonable, make representatives available for meetings and material telephone calls requested by any Regulatory Authority in connection with the obtaining of all requisite Clearances and the implementation of the Acquisition;

(e)	provide the other Party or advisers nominated by the other Party with, or procure the provision of, drafts of all filings, submissions, material written communications intended to be sent to any Regulatory Authority in relation to the satisfaction of the Conditions and, so far as practicable, give the other Party or advisers nominated by the other Party reasonable time to comment thereon (and to take any such comments reasonably into account) before they are submitted, sent or made and (subject to Clause 3.4 below) provide the other Party or advisers nominated by the other Party with final copies of all such filings, submissions and communications in the form finally submitted or sent (including, in the case of non-written communications, summaries of material non-written communications);

(f)	keep the other Party or advisers nominated by the other Party reasonably informed as to the progress of any notification submitted to a Regulatory Authority pursuant to this Agreement;

(g)	keep the other Party or advisers nominated by the other Party promptly informed of developments which are material or reasonably likely to be material to the satisfaction of the Conditions; and

(h)	not withdraw a filing, submission or notification made to any Regulatory Authority pursuant to this Agreement without the prior consent of the other Party, not to be unreasonably withheld.

3.4	Nothing in this Clause 3 shall require either Party to disclose any information:

(a)	which is commercially sensitive or confidential information or business secrets which has not been previously disclosed to the other Party or nominated advisers of the other Party;

(b)	which the disclosing Party is prohibited from disclosing by Law, the Code or the terms of an existing contract; or

(c)	where such disclosure would result in the loss of privilege that subsists in relation to such information (including legal or professional privilege),

and in the case of Clause 3.4(a) this information is to be communicated between Pareteum's counsel and Artilium's counsel on an "external counsel only" basis as appropriate, and expressly marked as such, or if necessary, in a suitably aggregated or anonymised format such that disclosure of such information will not result in any breach of Law, confidentiality obligation or other relevant restrictions on the disclosure of such information or pursuant to additional procedures agreed between Pareteum and Artilium.

3.5	Nothing in this Clause 3 shall require the Pareteum Directors or the Artilium Recommending Directors to maintain their recommendation of the Acquisition (or, in the case of the Pareteum Directors, that Pareteum Stockholders vote in favour of the Pareteum Stockholder Resolution) or to adjourn or seek to adjourn (or refrain from adjourning or seeking to adjourn) any shareholder meeting (including the Pareteum Stockholder Meeting) or court hearing which has been or will be convened in relation to the Acquisition or (without prejudice to any other obligation Artilium has under this Agreement) require Pareteum or Artilium to make any change (or refrain from making any change) to the timetable for implementing the Acquisition.

4.	Implementation of the Scheme, Confirmation of Conditions and Conduct of Business

4.1	Pareteum shall use its reasonable endeavours to convene the Pareteum Stockholder Meeting no later than 28 September 2018.

4.2	Pareteum reserves the right, as set out in the Announcement, to elect to implement the Acquisition by means of a Takeover Offer at any time as an alternative to the Scheme (the "Right to Switch"). Such election is subject to Pareteum obtaining the consent of the Panel, if required.

4.3	If Pareteum validly exercises its right in accordance with Clause 4.2 (but not otherwise), then Artilium shall promptly withdraw the Scheme and:

(a)	the provisions of this Agreement shall be amended with immediate effect (without the need for the Parties to enter into any amendment agreement) such that the Parties' obligations shall be deemed to apply insofar as is reasonably practicable and in a manner which is commensurate with the Acquisition being implemented by means of a Takeover Offer in place of the Scheme;

(b)	all of the provisions of this Agreement shall continue to apply save as set out in clause 4.3(a);

(c)	the acceptance condition for the Takeover Offer shall be set at such percentage as the Parties and the Panel may agree, provided that if it became or was declared unconditional in all respects, the Takeover Offer would result in Pareteum holding Artilium Shares carrying greater than 50% of the voting rights in Artilium) (the "Acceptance Condition"); and

(d)	Pareteum undertakes to extend any closing date in respect of the Takeover Offer if the Acceptance Condition to the Takeover Offer has not been satisfied by the relevant closing date and to continue doing so, up to and including Day 60 (as determined in accordance with Rule 31.6 of the Code and the notes on that Rule).

4.4	Pareteum agrees to promptly provide Artilium with all such information about itself and its directors and the Pareteum Group as may reasonably be requested and which is required by Artilium (having regard to the Code and other Law) for inclusion in the Scheme Document and to provide all such other assistance and access as may reasonably be required in connection with the preparation of the Scheme Document and any other document required under the Code or by other Law to be published in connection with the Scheme, including access to, and ensuring the provision of reasonable assistance by, Pareteum and its relevant advisers.

4.5	To the extent that Artilium provides Pareteum with drafts and revised drafts of the Scheme Document for review and comment and, where comments have been provided to Artilium, to the extent Artilium takes into account Pareteum’s reasonable comments in respect of such drafts and revised drafts, Pareteum undertakes to procure that the Pareteum Directors accept responsibility, to the extent required by the Code, for all information in the Scheme Document relating to themselves, and members of their immediate families, related trusts and persons connected with them, the Pareteum Group, the financing of the Acquisition and any statements of the opinion, belief or expectation of the Pareteum Directors in relation to the Acquisition or the enlarged Pareteum Group following completion of the Acquisition as may reasonably be required by Artilium (having regard to the Code and applicable regulations) for inclusion in the Scheme Document (including all information that would be required under the Code or applicable regulations).

4.6	Pareteum agrees to provide Artilium and its legal advisers with drafts and revised drafts of the Proxy Statement for review and comment at such time as will allow Artilium and its legal advisers reasonable opportunity to review and comments promptly on the draft Proxy Statement. Pareteum and its advisers shall (acting reasonably and in good faith) consider for inclusion all comments reasonably and promptly proposed by Artilium and its advisers.

4.7	Artilium agrees to promptly provide Pareteum with all such information about itself and its directors and the Artilium Group as may reasonably be requested and which is required by Pareteum (having regard to the Law) for inclusion in the Proxy Statement and to provide all such other assistance and access as may reasonably be required in connection with the preparation of the Proxy Statement, including access to, and ensuring the provision of reasonable assistance by, Artilium and its relevant advisers.

4.8	If, at any time prior to the Effective Date, any information relating to any of the Parties, or their respective Affiliates, officers or directors, should be discovered by either Party to be incorrect, misleading or potentially misleading, such information should be set forth by Pareteum in an amendment or supplement to the Proxy Statement so that such documents, when taken as a whole, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Party that discovers such information shall promptly notify the other Party and, to the extent required by Law, an appropriate amendment or supplement describing such information shall be promptly filed by Pareteum with the US Securities and Exchange Commission and, to the extent required by Law, disseminated to Artilium Shareholders and Pareteum Shareholders and Artilium shall provide all assistance reasonably requested by Pareteum for the purposes of enabling Pareteum to comply with its obligations under this clause 4.8.

4.9	Pareteum shall instruct counsel to appear on its behalf at the Court Hearing and undertake to the Court to be bound by the terms of the Scheme to the extent that all the Conditions (other than the Scheme Approval Condition) have been satisfied. If the Acquisition is implemented by way of a Takeover Offer the obligations of the Parties pursuant to this clause 4 relating to the Scheme or Scheme Document shall be of no force and effect.

4.10	Pareteum undertakes that, immediately before the Court Hearing to sanction the Scheme, it shall deliver a notice in writing to Artilium either:

(a)	confirming the satisfaction or waiver of all Conditions (other than Condition 2(e) concerning Court sanction of the Scheme); or

(b)	confirming its intention to invoke a Condition and providing reasonable details of the event which has occurred, or circumstances which have arisen, which Pareteum reasonably considers is sufficiently material for the Panel to permit Pareteum to withdraw the Scheme.

4.11	Except: (i) with the prior written consent of Artilium (such consent shall not be unreasonably witheld, conditioned or delayed in respect of the matters set out in sub-clauses (a), (b) or (d)-(g) inclusive below); (ii) as required by Law; or (iii) as expressly contemplated by this Agreement or the Announcement, Pareteum shall not (and shall procure that no member of the Pareteum Group shall) before the Effective Date:

(a)	either (i) grant any options over the Pareteum Shares with an exercise price per Pareteum Share of equal to or less than the market value of such Pareteum Share; or (ii) allot or issue any Pareteum Shares at less than fair market value;

(b)	split, combine or reclassify any of the Pareteum Shares or amend its articles of organization to adversely impact the New Pareteum Shares;

(c)	authorise, declare or pay any dividends on or make any distribution in cash or otherwise with respect to the Pareteum Shares;

(d)	enter into any other significant transaction requiring the approval of Pareteum Shareholders;

(e)	adopt a plan of liquidating Pareteum or any material member of the Pareteum Group;

(f)	do or fail to do anything which could prejudice Pareteum's listing on NYSE American LLC (an exchange owned by the Intercontinental Exchange, Inc.); or

(g)	agree, resolve, commit or announce its intention to do any of the foregoing (as applicable), whether conditionally or unconditionally.

4.12	Notwithstanding the restrictions in clause 4.11, Pareteum may:

(a)	(i) grant options or awards in respect of shares or sell shares to directors, officers and employees in accordance with Pareteum’s employee incentive plans or employee stock purchase plans in a manner broadly consistent with past custom and practice under those or previous plans; (ii) convert warrant options which have been granted prior to the date of this Agreement; and (iii) satisfy share stock options in the normal and ordinary course and consistent with past practice during the previous three years or the details of which have been disclosed to Artilium prior to the date of this Agreement or are publicly available; and

(b)	issue any shares to the extent necessary to satisfy any options, warrants or awards vesting or due to be settled in accordance with clause 4.12(a) above.

4.13	The restrictions contained in clause 4.11 shall not apply to any transaction or arrangement between one member of the Pareteum Group and another member of the Pareteum Group.

4.14	Pareteum confirms that on the day of the Court Hearing (or such other day as Artilium and Pareteum may otherwise agree), conditional upon the grant of the order of the Court sanctioning the Scheme under Part 26 of the Companies Act, Artilium may issue to finnCap Limited (being Artilium's independent financial adviser under Rule 3 of the Code) 767,297 Artilium Shares.

5.	Share Schemes

5.1	The Parties agree that they will work together to prepare an appropriate offer to the participants under the Artilium Share Schemes in accordance with Rule 15 of the Code. The terms of any offer to be made to participants under the Artilium Share Schemes shall incorporate the provisions set out in Schedule 2 of this Agreement.

5.2	In relation to any fees or salary (or part thereof) payable to Jan Paul Menke, Gerard Dorenbos and Jan Cant in shares, the Parties agree that the number of Artilium Shares to which each will become entitled is:

Jan Paul Menke: 302,628 Gerard Dorenbos: 86,851 Jan Cant: 16,164

Artilium agrees that it will not pay salary or fees to any other person in shares.

5.3	In relation to any assets held by (or on behalf of) the trustee of the Artilium Employee Benefit Trust, the Parties agree that they will procure that no action will be taken in relation to any such assets held by (or on behalf of) the trustee and that any Artilium Shares held by (or on behalf) of the trustee will participate in the Scheme (or any Takeover Offer).

5.4	The Parties agree that after the date of the Announcement, they will work together to prepare an appropriate offer to the holders of the IDM Share Rights in accordance with the requirements of Rule 15 of the Code and the offer will be communicated in accordance with the terms of Schedule 2.

6.	Termination

6.1	Subject to Clause 6.2 and without prejudice to the rights of either Party that have or may have arisen prior to termination and except where expressly stated to the contrary the provisions of this Agreement shall terminate with immediate effect and all rights and obligations of the Parties under this Agreement shall cease forthwith if:

(a)	the Announcement is not released on or before 8.00 am on 7 June 2018 (unless prior to that the time the Parties have agreed another time and date in accordance with Clause 2);

(b)	the Artilium Recommending Directors withdraw, adversely modify or adversely qualify the Artilium Board Recommendation;

(c)	the Pareteum Directors withdraw, adversely modify or adversely qualify the recommendation that Pareteum Stockholders vote in favour of the Pareteum Stockholder Resolution at the Pareteum Stockholder Meeting;

(d)	the Scheme (or the Takeover Offer as the case may be) is withdrawn or lapses (other than where such lapse or withdrawal is a result of the exercise of the Right to Switch or is in connection with Pareteum or a person acting in concert with Pareteum implementing the Acquisition by a different takeover offer or scheme of arrangement on substantially the same or improved terms in favour of the Artilium Shareholders);

(e)	the Scheme has not become effective by the Long Stop Date (other than as a result of the exercise of the Right to Switch or is in connection with Pareteum or a person acting in concert with Pareteum implementing the Acquisition by a different takeover offer or scheme of arrangement on substantially the same or improved terms in favour of the Artilium Shareholders);

(f)	upon service of written notice by or on behalf of either Party to the other Party (or the nominated advisers of the other Party), where any Condition becomes incapable of satisfaction or is invoked so as to cause the Acquisition not to proceed; or

(g)	agreed in writing between the Parties at any time prior to the Effective Date.

6.2	Clauses 1, 9 and 10 shall survive termination of this Agreement.

7.	Representations and warranties

7.1	Pareteum warrants to Artilium and Artilium warrants to Pareteum on the date of this Agreement that:

(a)	it has the requisite power and authority to enter into and perform its obligations under this Agreement;

(b)	this Agreement constitutes its legal, valid and binding obligations in accordance with its terms; and

(c)	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(i)	result in a breach of any provision of its constitutional documents;

(ii)	result in a breach of, or constitute a default under, any instrument to which it is a party or by which it is bound; or

(iii)	result in a breach of any order, judgment or decree of any court or governmental agency to which it is a party or by which it is bound.

7.2	No Party shall have any claim against the other for breach of warranty after the Effective Date (without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement).

8.	Takeover Code

8.1	Nothing in this Agreement shall in any way limit the Parties' obligations under the Code, and any uncontested rulings of the Panel as to the application of the Code in conflict with the terms of this Agreement shall take precedence over such terms of this Agreement.

8.2	The Parties agree that, if the Panel determines that any provision of this Agreement that requires Artilium to take or not to take any action, whether as a direct obligation or as a condition to any other person's obligations (however expressed), is not permitted by Rule 21.2 of the Code, that provision shall have no effect and shall be disregarded.

8.3	Nothing in this Agreement shall oblige:

(a)	Artilium to pay an amount in damages which the Panel determines would not be permitted under Rule 21.2 of the Code; or

(b)	Artilium or the Artilium Directors to recommend a Takeover Offer or a Scheme proposed by Pareteum or any member of the Pareteum Group.

8.4	Without prejudice to the representations and warranties given by the Parties pursuant to clause 7 above, nothing in this Agreement shall be taken to restrict the directors of any member of the Artilium Group or the Pareteum Group from complying with Laws, orders of court or regulations, including the Code, the AIM Rules for Companies and the rules and regulations of the Panel, the UK Listing Authority, the US Securities and Exchange Commission and NYSE American LLC.

9.	Miscellaneous provisions

9.1	Assignment

Unless prior written consent is received from the other Party (such consent not to be unreasonably withheld), no Party may assign (whether absolutely or by way of security and whether in whole or in part), transfer, mortgage, charge, declare itself a trustee for a third party of, or otherwise dispose of (in any manner whatsoever) the benefit of this Agreement or sub contract or delegate in any manner whatsoever its performance under this Agreement (each of the above a "dealing") and any such purported dealing in contravention of this Clause 9.1 shall be ineffective. Each Party is entering into this Agreement for its benefit and not for the benefit of another person.

9.2	Severance/unenforceable provisions

If any provision or part of this Agreement is void or unenforceable due to any applicable law, it shall be deemed to be deleted and the remaining provisions of this Agreement shall continue in full force and effect.

9.3	Variation

No variation to this Agreement shall be effective unless made in writing (which for this purpose, does not include email) and executed by each of the Parties. The expression "variation" includes any variation, supplement, deletion or replacement, however effected.

9.4	No Partnership

Nothing in this Agreement or in any document referred to in it or any action taken by the Parties under it or any document referred to in it shall constitute any partnership, association or joint venture between the Parties, or makes a Party the agent of the other Party for any purpose (and a Party has no authority or power to bind, to contract in the name of, or to create a liability for the other Party in any way or for any purpose).

9.5	Entire Agreement

(a)	This Agreement and the Confidentiality Agreement together represent the entire understanding, and constitutes the whole agreement, in relation to their subject matter at the date of this Agreement and supersedes any previous agreement between the Parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom.

(b)	Each Party confirms that, except as provided in this Agreement, no Party has relied on any undertaking, representation, warranty or other assurance which is not contained in this Agreement and, without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement, no Party shall be under any liability or shall have any remedy in respect of any misrepresentation or untrue statement unless and to the extent that a claim lies under this Agreement.

9.6	Counterparts

This Agreement may be executed in any number of counterparts and by the different Parties on separate counterparts, each of which when executed and delivered shall constitute an original, but all the counterparts shall together constitute one instrument.

9.7	Notices

A notice, approval, consent or other communication in connection with this Agreement must be in writing and must be left at the address of the addressee, or sent by pre-paid registered post to the address of the addressee or sent by e-mail to the e-mail address of the addressee which is specified in this Clause 9.7 or to such other address or e-mail address as may be notified by such addressee by giving notice in accordance with this Clause 9.7. The address and e-mail address of each Party is:

(a)	in the case of Pareteum:

Address: Pareteum Corporation, 1185 Avenue of the Americas, 37th Floor, New York, NY 10036, United States of America

E-mail address: alexander.korff@Pareteum.com

For the attention of: Alexander Korff

With a copy to:

Address: Hogan Lovells International LLP, Atlantic House, 50 Holborn Viaduct, London EC1A 2FG

E-mail address: daniel.simons@hoganlovells.com

For the attention of: Daniel Simons

(b)	in the case of Artilium:

Address: 9-13 St Andrew Street, London EC4A 3AF

E-mail address: jan.cant@Artilium365.onmicrosoft.com

For the attention of: Jan Cant

With a copy to:

Address: Addleshaw Goddard LLP, Milton Gate, 60 Chiswell Street, London, EC1Y 4AG

E-mail address: simon.wood@addleshawgoddard.com

For the attention of: Simon Wood

(c)	A notice given under Clause 9.7 shall conclusively be deemed to have been received one Business Day after posting, if sent by registered mail, at the time of delivery if delivered personally and when despatched (subject to confirmation of delivery by a delivery receipt) if sent by e-mail.

9.8	Waivers, rights and remedies

(a)	The rights and remedies provided for in this Agreement are cumulative and not exclusive of any other rights or remedies, whether provided by Law or otherwise.

(b)	No failure to exercise, or delay in exercising, any right under this Agreement or provided by Law shall affect that right or operate as a waiver of the right. The single or partial exercise of any right under this Agreement or provided by Law shall not preclude any further exercise of it.

(c)	Without prejudice to any other rights or remedies that the other Party may have, each Party acknowledges and agrees that damages may not be an adequate remedy for any breach by it of this Agreement and that accordingly the other Party may be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Agreement by any Party and no proof of special damages shall be necessary for the enforcement by any Party of the rights under this Agreement to the requesting parties.

9.9	Further assurances

Each Party shall (and shall procure that members of its group shall and shall use reasonable endeavours to procure that any necessary third party shall) execute such documents and do such acts and things as the requesting party may reasonably require for the purpose of giving the full benefit of this Agreement to the requesting party.

9.10	Costs and expenses

Unless a Clause of this Agreement specifically provides otherwise, each Party shall bear all costs incurred by it in connection with the preparation, negotiation and entry into this Agreement and the documents to be entered into pursuant to it.

9.11	Rights of Third Parties

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a Party to this Agreement.

10.	Governing law and jurisdiction

10.1	This Agreement and any dispute or claim arising out of or in connection with it or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims) shall be governed by and construed in accordance with English law.

10.2	Each Party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any dispute or claim arising out of or in connection with this Agreement or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims).

10.3	Each Party irrevocably waives any right that it may have to object to an action being brought in those Courts, to claim that the action has been brought in an inconvenient forum, or to claim that those Courts do not have jurisdiction.

10.4	Any document which is required to be served in connection with any legal proceedings under this Clause 10 (each, a "Process Document") may be served on Pareteum at the registered address of its wholly owned subsidiary Pareteum UK Limited (registered number 10576166), with a copy sent by email to alexander.korff@pareteum.com and daniel.simons@hoganlovells.com. This paragraph does not prevent a Process Document being served in another manner permitted by law.

Schedule 1

Announcement

Schedule 2

Proposals relating to the Artilium Share Schemes, the Artilium Employee Benefit Trust and the IDM Share Rights

The Parties agree that the awards held by participants in the Artilium Share Schemes and the IDM Share Rights will be dealt with in accordance with the terms of this Schedule.

1.	Proposals to participants in the Artilium Share Schemes

1.1	The Parties agree that

(a)	in accordance with the terms of the Artilium Share Schemes, the share awards granted under the Artilium Share Schemes will vest and become exercisable to the extent provided under the terms of the relevant share award and taking into account the Artilium remuneration committee's determinations, on the Scheme being sanctioned by the Court. It is noted that, other than in respect of the Change of Control Bonus, the nominal value of £0.05 per Artilium Share must be paid to exercise the share awards;

(b)	any Artilium Shares acquired on the exercise of the share awards on the Scheme being sanctioned by the Court would be acquired by Parateum under the Scheme; and

(c)	to the extent the awards do not vest in accordance with their terms, the awards will lapse following the Effective Date in accordance with the terms of the share awards.

1.2	The Parties agree that, subject to the remuneration committee of Artilium determining that:

(a)	the performance linked share option granted to Grootzande Management BV will vest in respect of 18,666,087 Artilium Shares; and

(b)	the performance linked share option granted to Rupert Hutton will vest in respect of 4,917,830 Artilium Shares,

Pareteum will offer:

(a)	Grootzande Management BV the opportunity to cancel its share awards to the extent vested and be issued 1,563,367 Pareteum Shares on the Effective Date; and

(b)	Rupert Hutton the opportunity to cancel his share awards to the extent vested and be issued 411,890 Pareteum Shares on the Effective Date.

1.3	In satisfaction of the Change of Control Bonus, Artilium will issue to Rupert Hutton 151,515 Artilium Shares.

1.4	The Parties agree that no further proposal is to be offered to participants in the Artilium Share Schemes or is required to ensure that the rights of participants in the Artilium Share Schemes are safeguarded.

2.	Communications to participants in the Artilium Share Schemes

2.1	Artilium will prepare documentation to be sent to participants in the Artilium Share Schemes on the posting date of the Scheme Document or as soon as practicable thereafter outlining the anticipated effect of the Scheme on their contractual rights and setting out the proposal detailed at 1 above.

2.2	Artilium agrees to consult with Pareteum regarding the content of the documentation to be sent to participants in the Artilium Share Schemes and to afford Pareteum sufficient time to consider the documentation and comment on the same.

3.	The Artilium EBT

3.1	The Parties agree that they will procure that no action will be taken in relation to any assets held by (or on behalf of) the trustee of the Artilium Employee Benefit Trust and that any Artilium Shares held by (or on behalf of) the trustee will participate in the Scheme (or any Takeover Offer).

3.2	Artilium confirms so far as it is aware having made due and careful enquiry that:

(a)	the Artilium Employee Benefit Trust is currently dormant and the trustee does not hold any assets or have any liabilities;

(b)	MoFo Nominees Limited holds 1,666,667 Artilium Shares;

(c)	there are no outstanding liabilities in connection with the Artilium Employee Benefit Trust; and

(d)	no beneficiary of the Artilium Employee Benefit Trust has any claim to the assets of the Artilium Employee Benefit Trust.

4.	Communications to the holders of the IDM Share Rights

4.1	Artilium will prepare documentation to be sent to the holders of the IDM Share Rights on the posting date of the Scheme Document outlining the anticipated effect of the Scheme on their contractual rights and setting out the proposal agreed between the Parties in accordance with clause 5.4 of this Agreement.

4.2	Artilium intends to consult with Pareteum regarding the content of the documentation to be sent to the holders of the IDM Share Rights and to afford Pareteum sufficient time to consider the documentation and comment on the same.

In Witness of which the Parties have executed this Agreement on the date first mentioned above.

EXECUTED by Alexander Korff acting for and on behalf of Pareteum Corporation	) ) )
/s/ Alexander Korff .............................................................. Alexander Korff, Corporate Secretary

EXECUTED by Jan-Paul Menke acting for and on behalf of Artilium Plc	) ) )
/s/ Jan-Paul Menke ........................................................... Jan-Paul Menke